Exemption number: 82 4639

KGHM Polska Miedź S.A.

02 DEC 19 AM 3:07 ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** [redacted] **Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

[redacted]*ement also provided to required statutory authorities*

02060646

Date: **19 December 2002**

Number of pages (including this one): **1**

SUPPL

Current report 71/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 18 December 2002 Annex nr. 2 was signed of the Revolving Two-Currency Syndicated Agreement entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki SA as well as other banks comprising this consortium, for credit of PLN 915 000 thousand and USD 43 500 thousand.

Significant changes to this Agreement:

- a change in the final loan repayment date, to 31 January 2004, and

- establishment of the credit margin in the range of 1.4% to 1.75%, depending on the financial ratios.

The fee for changing the conditions of the credit agreement is 0.55% of the total amount of the credit.

These changes come into force on 18 December 2002.

Legal basis:

(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

dlw 12/20

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*19 December 2002*
	Number of pages (including this one):		*2*

Current report 72/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 18 December 2002 there occurred a rollover of bonds issued by Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) which were purchased by KGHM Polska Miedź S.A., having a value of PLN 800 000 thousand and a maturity date of 18 December 2002, and also a rollover of bonds having a value of USD 43 500 thousand (PLN 169 707 thousand) with a maturity date of 18 December 2002, while on 19 December 2002 there was a rollover of bonds having a value of PLN 115 000 thousand with a maturity date of 19 December 2002. This rollover was carried out under the following conditions:
1.The maturity date for the 8 000 bonds valued at PLN 800 000 thousand was set as 15 July 2003.
Interest of these bonds: WIBOR 1M + a margin of 1.4%.
2. The maturity date for the 435 bonds valued at USD 43 500 thousand was set as 15 July 2003.
Interest of these bonds: LIBOR + 1.4%.
3. The maturity date for the 1 150 bonds valued at PLN 115 000 thousand was set as 15 July 2003.
Interest of these bonds: WIBOR 1M + a margin of 1.4%.

The Company financed the rollover of these bonds with funds obtained from the Two-Currency Syndicated Agreement entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki SA as well as other banks comprising this consortium, for credit of PLN 915 000 thousand and USD 43 500 thousand.

We also wish to announce that an annex was signed to the Bond Issuance Agreement entered into on 19 December 2001 between Telefonia Dialog S.A. and Bank PeKaO S.A. (as paying agent and organiser) as well as Powszechna Kasa Oszczędności Bank Polski S.A. (as organiser), which prolongs this program to 19 December 2003 (current report 76/2001).

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

Legal basis:
(§5, section 1, point 3 and point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZADU
Jarosław Andrzej Szczepek

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak